Exhibit 99.1

Bilibili Inc. Prices Offering of Convertible Senior Notes

SHANGHAI, May 29, 2020—Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced the pricing of US$700 million in aggregate principal amount of convertible senior notes due 2027 (the “Notes”) (the “Notes Offering”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and certain persons in offshore transactions in reliance on Regulation S under the Securities Act. In addition, the Company has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$100 million in principal amount of the Notes.

When issued, the Notes will be senior, unsecured obligations of Bilibili. The Notes will be convertible into the Company’s American Depositary Shares (the “ADSs”) and will mature on June 15, 2027, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to their stated maturity date, unless certain tax-related events occur. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. The initial conversion rate of the Notes is 24.5516 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$40.73 per ADS and represents a conversion premium of approximately 32.5% above the closing price of the Company’s ADSs on May 28, 2020, which was US$30.74 per ADS). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will cause to be delivered to such converting holders the ADSs, and pay cash in lieu of any fractional ADS. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes.

The Notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020.

The Company plans to use the net proceeds from the Notes Offering for enriching content offerings, research and development, and other general corporate purposes.

The Notes, the ADSs deliverable upon conversion of the Notes prior to the resale restriction termination date and the Class Z ordinary shares represented thereby have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that the Notes Offering will be completed.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com